(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	April 15, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Robb Lamont

RE:	Variable Insurance Products Fund II (the trust):
Asset Manager Portfolio Asset Manager: Growth Portfolio Contrafund Portfolio Index 500 Portfolio Investment Grade Bond Portfolio (the funds)
File Nos. (033-20773) and (811-05511)
Post-Effective Amendment No. 45

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 45 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and January 1, 2005, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Investor Class of Asset Manager Portfolio, Asset Manager: Growth Portfolio, Contrafund Portfolio, Index 500 Portfolio, and Investment Grade Bond Portfolio. The funds are currently available for investment only by separate accounts of both affiliated and unaffiliated insurance companies to fund their variable life insurance contracts and variable annuity contracts.

The principal purpose of this filing is to register a new class of shares of each fund. The class will be called Investor Class, and will not be subject to a 12b-1 fee.

Pursuant to Rule 485(a), the trust elects an effective date of June 14, 2005. We request your comments by May 16, 2005.

Please contact Jill Nareau Robert at (617) 563-0824 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Alex Marks
Alex Marks
Legal Product Group